UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HUGHES Telematics, Inc.

File No. 001-33860 - CF#23507

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     HUGHES Telematics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 6, 2009, as amended on June 2, 2009, July 6, 2009, and September 11, 2009.

     Based on representations by HUGHES Telematics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	through June 16, 2015
Exhibit 10.18	through June 16, 2016
Exhibit 10.19	through June 16, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel